UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

South Beach Spirits, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

83645W106

(CUSIP Number)

April 27, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	83645W106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Typenex Co-Investment, LLC 20-0495695

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

4,635,360*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

4,635,360*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,635,360*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

* Reporting person Typenex Co-Investment, LLC ("Typenex") has rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer’s common stock that Typenex may own, would exceed such a cap. Typenex’s ownership cap is 9.99%. Thus, the number of shares of the Issuer’s common stock beneficially owned by Typenex as of the date of this filing was 4,635,360 shares, which is 9.99% of the 46,400,000 shares that were outstanding on that date (as reported in the Issuer’s Definitive Schedule 14C filed on February 25, 2016).

CUSIP No.	83645W106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Red Cliffs Investments, Inc. 46-2676148

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

4,635,360*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

4,635,360*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,635,360*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

* Reporting person Red Cliffs Investments, Inc is the Manager of reporting person Typenex. Typenex has rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer’s common stock that Typenex may own, would exceed such a cap. Typenex’s ownership cap is 9.99%. Thus, the number of shares of the Issuer’s common stock beneficially owned by Typenex as of the date of this filing was 4,635,360 shares, which is 9.99% of the 46,400,000 shares that were outstanding on that date (as reported in the Issuer’s Definitive Schedule 14C filed on February 25, 2016).

CUSIP No.	83645W106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JFV Holdings, Inc. 36-4426825

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

4,635,360*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

4,635,360*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,635,360*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

* Reporting person JFV Holdings, Inc. is the sole shareholder of reporting person Red Cliffs Investments, Inc., which is the Manager of reporting person Typenex. Typenex has rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer’s common stock that Typenex may own, would exceed such a cap. Typenex’s ownership cap is 9.99%. Thus, the number of shares of the Issuer’s common stock beneficially owned by Typenex as of the date of this filing was 4,635,360 shares, which is 9.99% of the 46,400,000 shares that were outstanding on that date (as reported in the Issuer’s Definitive Schedule 14C filed on February 25, 2016).

CUSIP No.	83645W106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John M Fife

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

4,635,360*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

4,635,360*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,635,360*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

* Reporting person John M. Fife is the sole shareholder of reporting person JFV Holdings, Inc., which is the sole shareholder of reporting person Red Cliffs Investments, Inc., which is the Manager of reporting person Typenex. Typenex has rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer’s common stock that Typenex may own, would exceed such a cap. Typenex’s ownership cap is 9.99%. Thus, the number of shares of the Issuer’s common stock beneficially owned by Typenex as of the date of this filing was 4,635,360 shares, which is 9.99% of the 46,400,000 shares that were outstanding on that date (as reported in the Issuer’s Definitive Schedule 14C filed on February 25, 2016).

Item 1.

(a)	Name of Issuer
South Beach Spirits, Inc.

(b)	Address of Issuer’s Principal Executive Offices
1411 Sawgrass Parkway, Suite B Sunrise, FL 333231

Item 2.

(a)	Name of Person Filing

This report is filed by Typenex Co-Investment, LLC, Red Cliffs Investments, Inc., JVF Holdings, Inc., and John M. Fife with respect to the shares of Common Stock of the Issuer that are directly beneficially owned by Typenex Co-Investment, LLC and indirectly beneficially owned by the other reporting and filing persons.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each reporting and filing person is: 303 East Wacker Drive, Suite 1040 Chicago, IL 60601.

(c)	Citizenship

Typenex Co-Investment, LLC is a Utah Limited Liability Company.
Red Cliffs Investments, Inc. is a Utah Corporation.
JVF Holdings, Inc. is an Illinois Corporation.
John M. Fife is a United States citizen.

(d)	Title of Class of Securities
Common Stock, $0.001 par value

(e)	CUSIP Number
83645W106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,635,360

(b)	Percent of class: 9.99%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,635,360

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,635,360

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Typenex Co-Investment, LLC

Date: April 27, 2016	By:	/s/ John M Fife
Name: John M Fife
Title: President

Red Cliffs Investments, Inc.

Date: April 27, 2016	By:	/s/ John M Fife
Name: John M Fife
Title: President

JFV Holdings Inc.

Date: April 27, 2016	By:	/s/ John M Fife
Name: John M Fife
Title: President

Date: April 27, 2016	By:	/s/ John M Fife
Name: John M Fife

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)